Exhibit 99.2

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	144,219	130,033	19,092
Accounts receivables, net	342,783	475,957	69,882
Prepayments and other receivables, net	448,083	469,881	68,990
Inventories, net	2,086	1,381	203
Total current assets	937,171	1,077,252	158,167
Property and equipment	61,864	59,618	8,753
Right-of-use assets	37,048	35,833	5,261
Intangible assets	8,361	50,914	7,475
Goodwill	-	38,107	5,595
Long-term investment	96,738	96,738	14,203
Deferred tax assets	23,369	19,612	2,880
Other non-current assets	78,305	93,296	13,699
Total non-current assets	305,685	394,118	57,866
Total assets	1,242,856	1,471,370	216,033
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Contract liabilities	34,640	45,824	6,728
Trade and bills payables	74,485	48,319	7,094
Other payables and accruals	212,849	346,469	50,872
Short-term borrowings	126,054	138,248	20,298
Lease liabilities	6,793	6,823	1,002
Tax payable	9,300	15,378	2,258
Total current liabilities	464,121	601,061	88,252
Lease liabilities-non current	25,491	25,706	3,774
Long-term borrowings	-	3,738	549
Total non-current liabilities	25,491	29,444	4,323
Total liabilities	489,612	630,505	92,575

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

Commitments and Contingencies
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized as at December 31, 2025 and June 30, 2026; 76,048,501 shares and 81,016,311 shares issued and outstanding as at December 31, 2025 and June 30, 2026, respectively) *	55	56	8
Treasury shares	(31)	(31)	(5)
Additional paid-in capital	1,303,581	1,360,894	199,811
Statutory surplus reserve	10,531	10,981	1,612
Accumulated losses	(579,876)	(549,832)	(80,728)
Total Youlife Group Inc. shareholders’ equity	734,260	822,068	120,698
Non-controlling interests	18,984	18,797	2,760
Total shareholders’ equity	753,244	840,865	123,458
Total liabilities, and shareholders’ equity	1,242,856	1,471,370	216,033

*	On July 9, 2025, the Company consummated a business combination with Distoken Acquisition Corporation. In connection therewith, the Company amended its memorandum and articles of association to increase the authorized share capital to 500,000,000 ordinary shares, comprising 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, par value US$0.0001 each. Upon consummation of the Business Combination, all preferred shares were converted into Class A ordinary shares, and the share capital structure has been retroactively adjusted.

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2025	2026
	RMB	RMB	USD
Revenue	913,333	1,961,898	288,053
Cost of revenue	(784,828)	(1,792,692)	(263,209)
Gross profit	128,505	169,206	24,844
Operating expenses
Selling and distribution expenses	(24,680)	(69,072)	(10,141)
Administrative expenses	(56,422)	(61,479)	(9,027)
Research and development expenses	(1,589)	(8,263)	(1,213)
Total operating expenses	(82,691)	(138,814)	(20,381)
Income from operations	45,814	30,392	4,463
Other income/(expense)
Other incomes	5,657	8,498	1,248
Other expenses	(370)	(459)	(67)
Gain on dissolution of subsidiaries and branches	638	-	-
Financial cost, net	(2,122)	(3,396)	(499)
Total other income, net	3,803	4,643	682
PROFIT BEFORE TAX	49,617	35,035	5,145
Income tax expenses	(12,045)	(4,728)	(694)
Net profit for the year	37,572	30,307	4,451
Net loss attribute to non-controlling interests	(144)	(187)	(27)
Net profit attribute to Youlife Group Inc.	37,716	30,494	4,478
Net earnings per share:
Basic and diluted
Basic net earnings per share	0.54	0.38	0.06
Diluted net earnings per share	0.54	0.38	0.06
Shares used in net earnings per share computation
Basic	70,000,000	80,192,917	80,192,917
Diluted	70,000,000	80,192,917	80,192,917
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	37,572	30,307	4,451
Comprehensive income/(loss) attribute to non-controlling interest	(144)	(187)	(27)
Comprehensive income attribute to Youlife Group Inc.	37,716	30,494	4,478

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Attributable to owners of the parent
	Ordinary shares*			Treasury	Additional paid-in	Statutory surplus	Accumulated		Non- controlling	Total
	Class A	Class B	Amount	shares	capital	reserve	losses	Total	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2026	76,048,501	11,160,808	55	(31)	1,303,581	10,531	(579,876)	734,260	18,984	753,244
Profit for the year	-	-	-	-	-	-	30,494	30,494	(187)	30,307
Total comprehensive profit for the year	-	-	-	-	-	-	30,494	30,494	(187)	30,307
Costs incurred in connection with reverse recapitalization	-	-	-	-	(10,768)	-	-	(10,768)	-	(10,768)
Shares issued as part of an acquisition	4,967,810	-	1	-	68,081	-	-	68,082	-	68,082
Transfer from retained profits	-	-	-	-	-	450	(450)	-	-	-
Balance as of June 30, 2026	81,016,311	11,160,808	56	(31)	1,360,894	10,981	(549,832)	822,068	18,797	840,865
Balance as of June 30, 2026 in USD	81,016,311	11,160,808	8	(5)	199,811	1,612	(80,728)	120,698	2,760	123,458

	Attributable to owners of the parent
	Ordinary shares*			Treasury	Additional paid-in	Statutory surplus	Accumulated		Non- controlling	Total
	Class A	Class B	Amount	shares	capital	reserve	losses	Total	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	70,000,000	11,160,808	51	(31)	1,181,993	9,367	(621,794)	569,586	19,356	588,942
Profit for the year	-	-	-	-	-	-	37,716	37,716	(144)	37,572
Total comprehensive loss for the year	-	-	-	-	-	-	37,716	37,716	(144)	37,572
Transfer from retained profits	-	-	-	-	-	3,579	(3,579)	-	-	-
Balance as of June 30, 2025	70,000,000	11,160,808	51	(31)	1,181,993	12,946	(587,657)	607,302	19,212	626,514

*	On July 9, 2025, the Company consummated a business combination with Distoken Acquisition Corporation. In connection therewith, the Company amended its memorandum and articles of association to increase the authorized share capital to 500,000,000 ordinary shares, comprising 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, par value US$0.0001 each. Upon consummation of the Business Combination, all preferred shares were converted into Class A ordinary shares, and the share capital structure has been retroactively adjusted.

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2025	2026
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit	37,572	30,307	4,451
Adjustments for:
Depreciation of items of property and equipment	5,095	3,976	584
Amortization of right-of-use assets	6,107	6,895	1,012
Amortization of other intangible assets	899	3,147	462
Gain on dissolution of subsidiaries and branches	(638)	-	-
Impairment of trade receivables	984	268	39
Impairment of prepayments and other receivables	-	1,800	264
Listing expense	12,512	-	-
Changes in operating assets and liabilities:
Increase in trade receivables	(50,560)	(31,214)	(4,583)
Increase in prepayments, other receivables and other assets	(381)	(668)	(98)
Decrease in inventories	2,522	705	104
Decrease in deferred tax assets, net	11,497	3,757	552
Decrease in trade and bills payables	(1,605)	(6,994)	(1,027)
(Decrease)/increase in contract liability	(13,315)	2,771	407
Increase in other payables and accruals	4,371	4,990	731
Increase/(decrease) in tax payable	1,763	(5,167)	(759)
Increase in right-of-use assets	(1,994)	(5,681)	(834)
(Decrease)/increase in lease liabilities	(1,139)	245	36
Total Net cash flows generated from operating activities	13,690	9,137	1,341

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2025	2026
	RMB	RMB	USD
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of items of property and equipment	-	(348)	(51)
Cash received from a business combination	-	24,006	3,525
Long-term investments	(98,512)	-	-
Total Net cash flows (used in)/generated from investing activities	(98,512)	23,658	3,474
CASH FLOWS FROM FINANCING ACTIVITIES
Payment for listing expenses	(12,512)	(10,768)	(1,581)
New bank and other borrowings	85,980	88,705	13,024
Repayment of bank and other borrowings	(42,467)	(79,222)	(11,632)
Repayment of advances from third parties	(54,880)	(45,696)	(6,709)
Proceed from PIPE investors	141,198	-	-
Total Net cash flows generated from/(used in) financing activities	117,319	(46,981)	(6,898)
Net increase/(decrease) in cash and cash equivalents	32,497	(14,186)	(2,083)
Cash and cash equivalents at beginning of the year	126,531	144,219	21,175
Cash and cash equivalents at end of the year	159,028	130,033	19,092

Supplemental disclosures of cash flow information:
Income taxes paid	1,744	1,239	182

YOULIFE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

(a)	Description of Business

Youlife Group Inc. (the “Company”) was incorporated as a Cayman Islands exempted company on April 2, 2024. The Company, through its wholly owned subsidiaries, now comprising the Group, is principally engaged in the provision of vocational education services, human resources (“HR”) recruitment services, employee management services and market services in the People’s Republic of China (the “PRC”).

(b)	Merger and recapitalization

On July 9, 2025 (the “Closing Date”), the Company consummated the previously announced business combination with Distoken Acquisition Corporation (“Distoken”), pursuant to the business combination agreement, dated as of May 17, 2024, as amended on November 13, 2024 and January 17, 2025 (as it may be further amended, supplemented and/or restated from time to time, the “Business Combination Agreement”) by and among Distoken, the Company, Xiaosen Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), Youlife I Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“First Merger Sub”), Youlife II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“Second Merger Sub”), and Youlife International Holdings Inc., a Cayman Islands exempted company (“Youlife”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement(the “Closing”), (a) First Merger Sub will merge with and into Youllife(the “First Merger”), with Youlife surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of Youlife being converted into the right to receive shares of the Company; and (b) Second Merger Sub will merge with and into Distoken (the “Second Merger”, and together with First Merger, the “Mergers”), with Distoken surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of Distoken being converted into the right to receive substantially equivalent securities of the Company (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Business Combination”).

Upon the consummation of the Merger Transaction,

(a)	(i) Each security of Youlife that was not subject to any lock-up restrictions, other than the ordinary shares of Youlife held by Youtch Investment Co., Ltd., a holding company wholly owned by Mr. Yunlei Wang, Chief Executive Officer and Chairman of the Board of Directors of Youlife and the Company (the “Youlife Founder Shares”), that was issued and outstanding immediately prior to the time the First Merger was effective (the “First Merger Effective Time”) was cancelled and converted into the right to receive such number of Class A ordinary shares of the Company (“Company Class A Ordinary Shares”) equal to the Exchange Ratio (as defined below) in the form of the Company ADSs,

(ii) Each security of Youlife that was subject to lock-up restrictions, other than the Youlife Founder Shares, that was issued and outstanding immediately prior to the time the First Merger Effective Time was cancelled and converted into the right to receive such number of the Company Class A Ordinary Shares equal to the Exchange Ratio, in each case in accordance with the Business Combination Agreement,

(iii) Each Youlife Founder Share that was issued and outstanding immediately prior to the First Merger Effective Time was cancelled and converted into the right to receive such number of Class B ordinary shares of the Company (“Company Class B Ordinary Shares”) equal to the Exchange Ratio and in accordance with the Business Combination Agreement, with each such Company Class B Ordinary Share entitling each holder thereof to 20 votes for each Company Class B Ordinary Share held by such holder,

221,777,718 ordinary shares were recapitalized into 45,292,909 ordinary shares including 34,132,101 Class A ordinary shares and 11,160,808 Class B ordinary shares. 120,978,810 preferred shares were recapitalized into 24,707,091 preferred shares. All applicable share and per share amounts in the consolidated and combined financial statements have been retrospectively adjusted to reflect the effects of the recapitalization (“Recapitalization”).

(b)	Each outstanding ordinary share of Distoken that was issued and outstanding immediately prior to the time the Second Merger was effective was cancelled and converted into the right to receive an equivalent number of the Company Class A Ordinary Shares in the form of the Company ADSs (excluding certain restricted securities held by the Sponsor which was exchanged for the Company Class A Ordinary Shares).

Each outstanding public warrant and Private Warrant (as defined below) of Distoken was convert into one Company public warrant and one Company private warrant, respectively (which has the right to acquire the Company ADSs), and (e) each issued and outstanding purchaser right of Distoken (excluding certain restricted securities held by the Sponsor which was exchanged for the Company Class A Ordinary Shares) was automatically converted into one-tenth of one Company Class A Ordinary Share in the form of the Company ADSs.

3,343,552 ordinary shares were issued to then holders of the Company Class A ordinary shares, including 51,052 Class A ordinary shares of Distoken held by public shareholders and 2,324,500 Class A ordinary shares of Dsitoken held by the Sponsor and 278,000 representative shares of Distoken and 690,000 issued and outstanding right Distoken which will automatically be converted into one-tenth of one Class A ordinary share in the form of the Company ADSs.

(c)	2,704,949 ordinary shares were issued to a number of investors (the “PIPE Investors”) for a total consideration of US$27,049 (the “PIPE Investments”).

“Exchange Ratio” means (i) the Merger Consideration as of the First Merger Effective Time divided by (ii) the total number of ordinary shares and preferred shares of Youlife. The Company Class A Ordinary Shares and the Company Class B Ordinary Shares are collectively referred to as “Company Ordinary Shares.”

Pursuant to the Mergers above stated, Distoken was considered as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company represented a continuation of its operations with the Mergers treated as the equivalent of the Company issuing shares for the net assets of Distoken, accompanied by a recapitalization. The net assets of the Company are stated at historical cost, with no goodwill or other intangible assets recorded.

On July 10, 2025, the ADSs of the Company commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “YOUL.” The Warrants of the Company are quoted on the Over-the-Counter market (“OTC market”).

(c)	Acquisition

On January 31, 2026, the Company acquired 100% equity interests of YouheHR, a human resources service provider, from its shareholders for a share consideration totaling to RMB 68.1 million (Note 3).

2 SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Going concern consideration

In accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern(Subtopic 205-40)”, the Group has evaluated whether there are conditions and events, considered in the aggregate, the Group has the ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Group recorded net profit of RMB 30,307 for six months ended June 30, 2026. As of June 30, 2026, the Group had a shareholders’ equity of RMB822,068, net current assets of RMB 476,191. Based on these factors, management has concluded that no conditions or events exist that raise substantial doubt about the Group’s ability to continue as a going concern for a period of at least one year after the issuance date of these consolidated financial statements.

Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Business combination

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the Company allocate the fair value of purchase consideration to the separately identifiable tangible and intangible assets acquired as well as liabilities assumed based on their estimated fair values. The consideration transferred in an acquisition includes the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. The excess of the total of cost of acquisition, over the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the businesses acquired, the difference is recognized directly in earnings. Transaction costs directly attributable to the acquisitions are expensed as incurred. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed, and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. Significant estimates include but are not limited to future expected cash flows from acquired assets, assumptions on useful lives, discount rates and terminal values. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Fair value measurement

The Group measures its financial assets at fair value through profit or loss at the end of each of the Relevant Years. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 –	based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. In testing a cash-generating unit for impairment, a portion of the carrying amount of a corporate asset is allocated to an individual cash-generating unit if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of cash-generating units.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing recoverable amount, the estimated future cash flows are undiscounted expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. An impairment loss is charged to the profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated balance sheet) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or the parent of the Group.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported revenues, costs and expenses during the reported year in the consolidated financial statements and accompanying notes. These accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, current expected credit losses, useful lives of intangible assets and property and equipment, provision of income tax, valuation allowance for deferred tax assets and incremental borrowing rate applied in lease liabilities. Actual results could differ from those estimates.

Foreign currency translation

The functional currency and booking currency are both RMB for substantial all entities of the Group, transactions, assets and liabilities dominated in foreign currency were few within 2026.

For the purpose of such translation in cost-efficiency way, the financial statements are translated into USD in the convenience rate (USD 1 = RMB 6.8109) prevailing at the balance date. No translation adjustments incurred to comprehensive income (loss).

Current expected credit losses

The Group adopted ASC Topic 326, “Financial Instruments — Credit Losses”, for credit loss assessment using the modified retrospective approach for all in-scope assets. The Group’s in-scope assets are primarily account receivables, prepayments and other receivables. To estimate expected credit losses, the Group has identified the relevant risk factors which include clients’ credits and accounts aging. Accounts with similar risk factors have been grouped into pools. For each pool, the Group considers the collection experience, current economic conditions and future economic conditions.

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and on hand, on-demand deposits.

Accounts receivable, net

Accounts receivable, net are recognized and carried at the cost amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above in “Current Expected Credit Losses”.

Leases

The Group follows ASC Topic 842, Leases. The Group leases office spaces, warehouse, and farmland which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease ROU assets are reviewed for impairment annually.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component.

(a)	Vocational education services

The Group provides vocational education services mainly including vocational education entrusted management services, self-operated vocational school services, curriculum co-development projects services, vocational training services and connotation construction services.

For vocational education entrusted management services, the Group agrees the price with the sponsors of managed schools upfront and recognizes the management fee received or receivable as its revenue on a straight-line basis over the agreed management period based on pre-agreed fixed amounts or unit rate per students for management services provided or the estimated operating results of the managed schools in the whole management period.

For self-operated vocational school services, the tuition and boarding fees from students are paid in advance at the beginning of each semester of an academic year and are initially recorded as contract liabilities. Tuition and boarding fees are recognized on a straight-line basis over the relevant period of the applicable program. The portion of tuition payments received from students but not earned is recorded as contract liabilities and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s schools is generally from September to June of the following year and has two semesters.

For curriculum co-development projects services, the Group agrees the price with the curriculum or subordinate schools upfront and recognizes the service fee received or receivable as its revenue on a straight-line basis over the relevant period of the applicable program based on pre-agreed fixed unit rate per student for services provided in the whole period.

For vocational training services, the Group recognizes the training fee received or receivable as its revenue on a straight-line basis over the training period as the customers simultaneously receives and consumes the benefits provided by the Group.

For connotation construction services, revenue is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance by the customer.

(b)	HR recruitment services

The Group provides HR recruitment services regarding blue-collar talent to customers, and revenue is recognized at the point in time when the services are rendered and accepted by the customers.

(c)	Employee management services

The Group provides employee management services mainly including labor outsourcing services and labor dispatch services and others.

For labor outsourcing services, the Group charged service fees in respect of the labor outsourcing services on a lump sum basis. The Group acts as principal and is primarily responsible for providing the labor outsourcing services to customers. The Group recognizes the fee received or receivable from customers as its revenue and all related labor outsourcing services costs as its cost of services. The Group recognizes the labor outsourcing services fee received or receivable as its revenue over time in the period in which the customer simultaneously receives and consumes the benefits provided by the Group.

For labor dispatch services, the Group acts as a dispatching agent and is mainly responsible for administrative work, which is considered as one performance obligation, and the Group does not control employee’s labor services; therefore, the Group’s labor dispatch revenue is recorded on a net basis over time in the period in which the customer simultaneously receives and consumes the benefits provided by the administration work performed by the Group, while the labor costs paid to the employees are recorded to net off revenue.

The Group’s other revenue includes income from the provision of HR agency services, which is recognized when the services are rendered and accepted by the customers.

(d)	Market services

The Group provides market services mainly including sale of retail goods to end customers via online retail platform and provision of value-added services to students of vocational schools, such as shopping, catering and dormitory management services.

For market services, revenue is recognized at the point in time when the services are rendered and accepted by the customers.

Income tax

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (‘‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements, and is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Common share equivalents are excluded from the computation of the diluted earnings per share in years when their effect would be anti-dilutive.

Segment reporting

The Group’s business activities, for which discrete financial information is available, are regularly reviewed and evaluated by the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive directors of the Company that make strategic decisions. As a result of this evaluation, the Group determined that it has operating segments as follows:

(a)	the vocational education segment engages in the provision of vocational education entrusted management services, self-operated vocational school services, curriculum co-development projects services and vocational training services;

(b)	the HR recruitment segment engages in the provision of HR recruitment services regarding blue-collar talent to customers;

(c)	the employee management segment engages in the provision of labor outsourcing services, labor dispatch services and others;

(d)	the market service segment engages in the provision of value-added services.

The chief operating decision-maker monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment revenue and segment results which is measured based on gross profit of the respective segment. No analysis of segment assets and liabilities is presented as management does not regularly review such information for the purposes of resource allocation and performance assessment. Therefore, only segment revenue and segment results are presented.

	Six months Ended June 30, 2025
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	17,235	9,123	847,790	39,185	913,333
Cost of revenue	(7,233)	(1,345)	(748,240)	(28,010)	(784,828)
Gross profit	10,002	7,778	99,550	11,175	128,505
Gross profit %	58.0	85.3	11.7	28.5	14.1

	Six months Ended June 30, 2026
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	22,941	17,669	1,884,238	37,050	1,961,898
Cost of revenue	(11,425)	(3,607)	(1,749,509)	(28,151)	(1,792,692)
Gross profit	11,516	14,062	134,729	8,899	169,206
Gross profit %	50.2	79.6	7.2	24.0	8.6

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The Company adopted this update in fiscal year 2024 and the adoption did not have a material impact to the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s income tax disclosures on the effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company adopted this ASU on a prospective basis for the period ended December 31, 2025.

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income – Expense Disaggregation Disclosures. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. This new standard expanding disclosure requirements related to certain income statement expenses. This new standard requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement. The effective date is for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement and related disclosures and this ASU will likely result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted.

3. BUSINESS ACQUISITION

The Company accounted for its acquisition in accordance with ASC 805, “Business Combination” (“ASC 805”). The result of the acquiree’s operation has been included in the consolidated financial statements since the acquisition date. The excess of the fair value of the acquired entity over the fair value of net tangible and intangible assets acquired was recorded as goodwill, which is not deductible for corporate income taxation purposes.

On January 31, 2026, the Company acquired 100% equity interests of YouheHR, a human resources service provider, from its shareholders for a share consideration totaling to RMB 68.1 million. The Company acquired YouheHR to complement the Company’s existing ecosystem spanning vocational training, recruitment, and employee management, enabling the Company to serve enterprise clients with greater scale, consistency, and efficiency.

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, as well as the fair value of the consideration transferred:

As of acquisition close date 2026
RMB
Fair value of consideration transferred
Ordinary shares	68,082
Number of ordinary shares issued	4,967,810

Intangible assets - customer relationships	45,700
Other identifiable net assets acquired	(15,725)
Total identifiable net assets acquired	29,975
Goodwill	38,107
Total purchase consideration	68,082

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill associated with acquisition of YouheHR attributed to expected synergies arising from the acquisition. The acquired goodwill is not deductible for tax purposes.

4. ACCOUNTS RECEIVABLE, NET

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	USD
Accounts receivable	368,660	502,095	73,719
Less: allowance for credit loss	(25,877)	(26,138)	(3,837)
Accounts receivable, net	342,783	475,957	69,882

Movement of allowance of doubtful accounts is as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	USD
Beginning balance	22,589	25,877	3,799
Charge to expense	3,288	261	38
Ending balance	25,877	26,138	3,837

5. PREPAYMENTS AND OTHER RECEIVABLES, NET

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	USD
Other receivables	273,568	321,476	47,201
Receivable from asset disposal	89,000	68,228	10,017
Less: allowance for credit loss of other receivables	(2,900)	(4,700)	(690)
Prepayments	73,705	72,502	10,645
Deductible input VAT	14,710	12,375	1,817
Prepayment, other receivables other, net	448,083	469,881	68,990

6. LEASES

The Group’s operating leases mainly related to various buildings. The total lease cost for the six months ended June 30, 2025 and 2026 was RMB7,453 and RMB8,375, comprised of operating lease expenses of RMB6,995 and RMB7,706, and short-term lease expenses of RMB458 and RMB669 respectively.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	USD
Operating lease right-of-use assets	37,048	35,833	5,261
Lease liabilities – current	6,793	6,823	1,002
Lease liabilities – non-current	25,491	25,706	3,774
Total operating lease liabilities	32,284	32,529	4,776

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2025 and June 30, 2026 were as follows:

	As of December 31,	As of June 30,
	2025	2026
Weighted average remaining lease term (years)	5.61	5.03
Weighted average discount rate	4.77%	4.77%

The undiscounted future minimum payments under the Company’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	As of June 30, 2026
	RMB	USD
2026	5,953	874
2027	8,584	1,260
2028	6,646	976
2029	5,466	803
2030 and after	10,294	1,511
Total undiscounted cashflows	36,943	5,424
Less: imputed interest	(4,414)	(648)
Present value of lease liabilities	32,529	4,776

7. INTANGIBLE ASSETS

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	USD
Customer relationships	-	45,700	6,710
Systems software	15,228	15,228	2,236
Trademark	132	132	19
Less: accumulated amortization	(6,999)	(10,146)	(1,490)
Intangible assets, net	8,361	50,914	7,475

Amortization of intangible assets was RMB899 and RMB3,147 for six months ended June 30, 2025 and 2026, respectively.

8. LONG-TERM INVESTMENT

Long-term investment represents an equity interest in a fund that subscribed Class B participating shares which holds a portfolio of various financial assets. The contractual terms of the shares do not give the group a right to receive contractual cash flows consisting solely of payments of principal and interest on the principal amount outstanding. The investment is subject to a mandatory 10-year lock-up period. This extended restriction demonstrates a lack of intent to sell the investment in the short term. Based on the lock-period and significant unobservable inputs of investment to the fund, the Group make the assessment of the fair value level for the fund is level 3. The fund would regularly value these investments and provide the valuation result of NAV to investors. This valuation process is highly dependent on models and management judgment. The Group made such investment in May 2025.

9. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	USD
Payroll and welfare payables	149,415	206,903	30,378
Other liabilities	63,434	139,566	20,494
Total	212,849	346,469	50,872

10. BORROWINGS

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	USD
CURRENT
Bank borrowings – unsecured	124,580	138,248	20,298
Long-term borrowing – secured, current portion	1,474	-	-
Subtotal	126,054	138,248	20,298

NON-CURRENT
Long-term borrowing – secured	-	3,738	549
Subtotal	-	3,738	549

Total	126,054	141,986	20,847

Effective interest rate range of bank borrowings was 2.50% to 3.75% as of June 30, 2026.

11. REVENUES

	Six Months Ended June 30,
	2025	2026
	RMB	RMB	USD
Vocational education services	17,235	22,941	3,368
Employee management services	847,790	1,884,238	276,651
HR recruitment services	9,123	17,669	2,594
Market Services	39,185	37,050	5,440
Total	913,333	1,961,898	288,053

12. TAXATION

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed. The Company’s subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. There are no withholding taxes upon payment of dividends by the subsidiaries incorporated in Hong Kong to its shareholders. The Group’s subsidiaries incorporated in Hong Kong are not liable for income tax as they did not have any assessable profits arising in Hong Kong during the Relevant Periods.

PRC corporate income tax has been provided at the rate of 25% on the taxable profits of the Group’s PRC subsidiaries for the Relevant Periods. Certain of the Group’s PRC subsidiaries are qualified as small and micro enterprises and were entitled to a preferential corporate income tax rate of 2.5% to 5% during 2024 and 2025, respectively. Certain of the Group’s PRC subsidiaries are accredited as “High and New Technology Enterprise” and were therefore entitled to a preferential income tax rate of 15% for the years ended 31 December 2024 but lost the “High and New Technology Enterprise” qualification in2025. Accordingly, the 25% standard CIT rate applies in 2025.

The Group recorded a tax expense of RMB12,045 and RMB4,728 (US$694) for the six months ended June 30, 2025 and 2026, respectively. Changes in the income tax expense primarily due to recognition of deferred tax assets in 2024 which began to be realized in 2025 and 2026.

13. ORDINARY SHARES

On 26 February 2019, the Company was incorporated as an exempted company with limited liability in the Cayman Islands with an authorized share capital of US$50,000 divided into 372,691,551class A ordinary shares and 127,308,449 class B ordinary shares with a par value of US$0.0001 each. On July 9, 2025, the Company amended its memorandum and articles of association to increase the authorized share capital to 500,000,000 ordinary shares, comprising 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, with a par value of US$0.0001 each.

Upon the completion of the Business Combination on July 9, 2025: (i) the Company issued 3,343,552 ordinary shares to the shareholders of Distoken as consideration for the merger; (ii) the Company issued 2,704,949 ordinary shares to PIPE investors, at a purchase price equal to $10.00 per share; (iii) all preferred shares were converted into 24,707,091 Class A ordinary shares, and the share capital structure has been retroactively adjusted; (iv) as of December 31, 2024, the Company had 45,292,909 ordinary shares issued and outstanding. As of December 31, 2025, the Company had 76,048,501 ordinary shares issued.

As of June 30, 2026, the Company had 81,016,311 ordinary shares issued.

14. EARNINGS PER SHARE

The rights of the holder of Class A and Class B ordinary shares were identical for all periods presented, except with respect to voting and conversion rights, and therefore, the undistributed earnings were allocated on a proportionate basis and the resulting earnings per share attributable to ordinary shareholders were the same for both Class A and Class B ordinary shares on an individual or combined basis. The following table sets forth the computation of basic net loss per share for the following periods:

	Six Months End June 30,
	2025	2026
	RMB	RMB	USD
Basic and diluted earnings per share calculation
Numerator:
Net profit attribute to Youlife Group Inc.	37,716	30,494	4,478
Denominator:
Basic Weighted average number of shares outstanding	70,000,000	80,192,917	80,192,917
Basic net earnings per share	0.54	0.38	0.06
Diluted Weighted average number of shares outstanding	70,000,000	80,192,917	80,192,917
Diluted net earnings per share	0.54	0.38	0.06

15. SUBSEQUENT EVENTS

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

16. COMMITMENT AND CONTINGENCIES

The Group does not have any material commitments and contingencies as of June 30, 2026.